Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Statement of Financial Condition
December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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hours per response......12.00	

SEC FILE NUMBER
8- 52361

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 _____ AND ENDING 12/31/17 _____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FARMERS FINANCIAL SOLUTIONS, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30801 AGOURA ROAD, BUILDING 1
(No. and Street)

AGOURA HILLS	CA	91301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSHUA BORKIN   (818) 584-0258
                                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
(Name – *if individual, state last, first, middle name*)

999 THIRD AVE, SUITE 2800 SEATTLE	WA	98104
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, JOSHUA BORKIN _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FARMERS FINANCIAL SOLUTIONS, LLC _____, as of DECEMBER 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title

_____
Notary Public

SEE CALIFORNIA
Jurat FORM
ATTACHED

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of <u>Los Angeles</u>

Subscribed and sworn to (or affirmed) before me on this 23RD day of <u>February</u>, 20 <u>18</u>, by <u>Joshua Alan Berkin</u>,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Journey Barnes
COMMISSION #2226077
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Commission Expires December 21, 2021

(Seal)   Signature _Barnes_____

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Index
December 31, 2017

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Farmers Financial Solutions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Farmers Financial Solutions, LLC (the "Company") as of December 31, 2017 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Scottsdale, Arizona
February 23, 2018

We have served as the Company's auditor since 2017.

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	10,438,129
Commissions and fees receivable		2,417,962
Deposit with Clearing Broker		100,000
Total assets		12,956,091
Liabilities and Member's Equity		
Liabilities		
Commissions and fees payable		2,144,551
Payable to FFS Holding, LLC		2,256,048
Total liabilities		4,400,599
Member's Equity		
Total member's equity		8,555,492
Total liabilities and member's equity	$	12,956,091

The accompanying notes are an integral part of these financial statements.

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Notes to Financial Statements
December 31, 2017

---

1. Organization

Background

Farmers Financial Solutions, LLC (the "Company"), a Nevada limited liability company formed on December 21, 1999, is a wholly owned subsidiary of FFS Holding, LLC (the "Parent"). The Parent, in turn, is a wholly owned subsidiary of Mid-Century Insurance Company ("Mid-Century"), which is wholly owned by the Farmers Property and Casualty Companies (the "Farmers P&C Companies").

The Farmers P&C Companies are comprised of Farmers Insurance Exchange ("FIE"), Fire Insurance Exchange ("Fire"), Truck Insurance Exchange ("Truck"), and their respective insurance subsidiaries. The Farmers P&C Companies' policies are marketed through its contracted agency force utilizing its trade name and logo, Farmers Insurance Group of Companies®.

Farmers Group, Inc. ("FGI") is an insurance holding company that provides management services, either directly or indirectly through wholly owned subsidiaries, as attorney-in-fact for certain members of the Farmers P&C Companies. The members of the Farmers P&C Companies are not owned in whole or in part by FGI. FGI is owned by Zurich Insurance Group ("Zurich"), a Swiss company headquartered in Zurich.

Nature of Operations

The Company functions as the broker-dealer for the contracted agency force shared by Farmers New World Life ("Farmers Life"), a wholly owned subsidiary of FGI, and the Farmers P&C Companies. The Company acts as distributor of the Farmers Life variable annuity and life insurance contracts and offers fixed index annuity, and variable life insurance contracts issued primarily by AXA, Voya, and Farmers Life as a broker-dealer and insurance agency. The Company also offers mutual funds and 529 savings plans sponsored by various non-affiliates.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the Company's designated self-regulatory organization. In the normal course of business, the Company's customer activities involve the introduction or transmittal of customers' applications and funds to product sponsors for execution and settlement. The Company does not hold or maintain funds or securities, nor provide clearing services for customers or other broker-dealer(s). As a result, the Company claims exemption from SEC Rule 15c3-3 under the provisions of paragraph k(2)(i) for the fiscal year ended December 31, 2017 and k(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

2.   **Summary of Significant Accounting Policies (Continued)**

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of funds invested in money market accounts and in other investments with original maturities not exceeding three months. The Company maintains its cash and cash equivalents primarily with one high credit quality financial institution. At times, cash balances may exceed the FDIC insurance limits.

At December 31, 2017, an amount of $7,866,778 was invested in the Blackrock Liquidity TempFund Institutional Money Market Fund. These funds are available to Company on demand. This investment is carried at its net asset value, and is classified as a "Level 1" investment, and defined below.

Deposit with Clearing Broker

This represents a deposit with the clearing broker, Pershing, LLC, of $100,000 as of December 31, 2017.

Fair value of Financial Assets and Financial Liabilities

The carrying value of cash and cash equivalents, receivables and payables approximate their fair value as a result of the short term nature of these balances.

In accordance with the authoritative guidance on fair value measurements and disclosures, the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3   Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

As of December 31, 2017, there were no fair value measurements using Level 2 or Level 3 inputs.

	Level 1	Level 2	Level 3	Total 12/31/2017
Money Market Funds	$ 7,866,778	$ -	$ -	$ 7,866,778

2. **Summary of Significant Accounting Policies (Continued)**

Commissions and Distribution Fees

All securities transactions for the Company's customers are executed and cleared by other broker-dealers. Commission revenue and expenses on the sale of variable annuities, fixed index annuities, and securities for the Company's customers are recorded on a trade-date basis. Commission revenue and expenses on the sale of variable life insurance are recorded on the accrual basis as a percentage of the issued premium, when the policy is issued. Mutual fund distribution fees are determined as a percentage of assets under management and are earned and recorded on an accrual basis

Income Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended December 31, 2017, the Company has provided for income taxes as if it were a stand-alone taxpayer. However, because the Company is not required to settle any tax liability, benefit or credit resulting from its separate tax position with the Parent, all tax liabilities or recoverables accrued by the Company are deemed settled by way of a capital contribution or capital distribution by or to the Parent. There were no deferred tax assets or liabilities as of December 31, 2017. There was no state income tax as the Company is owned by an insurance company which generally does not pay state income taxes. The Company believes that, as of December 31, 2017, it had no material uncertain tax position.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 from annual reporting periods beginning after December 15, 2016 to annual reporting beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2015. The Company has evaluated all revenue streams using new guidelines set for the by ASI 2014-09 and has determined that there is no impact.

3. **Transactions with Affiliates and FGI**

The Company has entered into an Administrative Service and Expense Sharing Agreement (the "Agreement") with the Parent dated November 27, 2003. The Company reimburses the Parent for costs incurred by the Parent to provide management and administrative services. At December 31, 2017, the Company had accounts payable with the Parent in the amount of $2,256,048.

3.   **Transactions with Affiliates and FGI (Continued)**

The Company has entered into a sales agreement with Farmers Life to act as distributors for the sale of variable annuity and variable life insurance contracts issued by Farmers Life. Commission revenue from Farmers Life variable annuity and life insurance contracts totaled $14,759,276 for the year ended December 31, 2017. Receivables from Farmers Life as of December 31, 2017 were $807,087.

4.   **Net Capital Requirements**

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000. At December 31, 2017, the Company had net capital of $7,988,811 which was $7,738,811 in excess of the amount required.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(i) and k(2)(ii) for the fiscal year ended December 31, 2017 under the Securities Exchange Act of 1934 as a broker or dealer who carries no customer accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

5.   **Subsequent Event**

In June of 2017, Farmers Financial Solutions, LLC notified Pershing, LLC that they will be discontinuing the current contractual agreement. Subsequently, it was agreed that April 15, 2018, would be the final termination date. The $100,000 clearing deposit should be returned by Pershing, LLC at that time.